Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003 AND 2002

AUDITORS’ REPORT

To the board of directors and shareholders of

Telesystem International Wireless Inc.

      We have audited the consolidated balance sheets of Telesystem International Wireless Inc., as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

      As described in Note 3, in 2003, the Company has changed its method of accounting for employee stock-based compensation and, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

Montréal, Canada February 24, 2004 [except for Note 18, which is as of March 4, 2004]	(Signed) ERNST & YOUNG LLP Chartered Accountants

TELESYSTEM INTERNATIONAL WIRELESS INC.

Incorporated under the Canada Business Corporations’ Act

CONSOLIDATED BALANCE SHEETS

	As at December 31,

	2003	2002

	[In thousands of U.S. dollars]
ASSETS
Current assets
Cash and cash equivalents	$196,697	$60,706
Short-term investments — Restricted [Note 6]	28,125	—
Trade debtors [net of allowance for doubtful accounts of $8,296 and $7,503 as at December 31, 2003 and 2002, respectively]	79,515	55,950
Amounts receivable from non-controlling interests [Note 4]	16,695	—
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,408	20,779
Deferred income tax assets [Note 11]	270	1,010
Other current assets	1,318	2,263

Total current assets	358,617	153,590

Property, plant and equipment [Note 5]	1,102,057	1,022,300
Licenses [Note 5]	89,640	94,593
Goodwill [Note 2]	66,927	52,606
Deferred financing costs	28,440	20,676
Investments and other assets [Note 4]	21,850	97,863

	$1,667,531	$1,441,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans [Notes 6]	$—	$47,406
Accounts payable [Note 6]	56,398	44,248
Accrued liabilities	73,298	65,208
Accrued interest payable	20,578	7,509
Income and value added taxes payable	14,965	5,459
Deferred revenues	33,046	28,483
Amounts payable to non-controlling interests [Note 4]	23,577	13,400
Current portion of long-term debt [Note 6]	61,677	223,868

Total current liabilities	283,539	435,581

Long-term debt [Note 6]	1,059,734	739,313
Deferred income tax liabilities [Note 11]	8,691	5,211
Other non-current liabilities [Notes 4 and 6]	10,204	15,445
Non-controlling interests	213,590	194,541

Shareholders’ equity
Share capital [Note 7]	1,081,077	1,056,595
Additional paid-in capital [Note 7]	246,497	244,875
Warrants [Notes 7 and 8]	—	1,314
Deficit	(1,243,564)	(1,255,449)
Cumulative translation adjustment [Note 4]	7,763	4,202

Total shareholders’ equity	91,773	51,537

	$1,667,531	$1,441,628

Commitments and contingencies [Notes 4, 6 and 14]

Subsequent events [Note 18]

On behalf of the Board:

(Signed) CHARLES SIROIS Director	(Signed) C. KENT JESPERSEN Director

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

	Years ended December 31,

	2003	2002	2001

	[In thousands of U.S. dollars, except per share data]
Revenues
Services	$914,908	$652,909	$495,230
Equipment	52,177	41,545	30,995

	967,085	694,454	526,225
Cost of services	268,208	204,203	171,239
Cost of equipment	89,354	64,754	50,306
Selling, general and administrative expenses [Note 9]	234,934	183,463	183,113
Depreciation and amortization [Note 9]	204,711	154,448	122,008

Operating income (loss)	169,878	87,586	(441)
Interest expense [Note 9]	(93,242)	(106,202)	(121,257)
Interest income	2,079	2,228	6,417
Foreign exchange gain	4,666	2,635	3,577
Net gain (loss) on disposal of assets [Note 4]	19,367	(528)	(10,741)
Gains on Recapitalization, Units exchange and expiry [Note 8]	—	91,655	—
Gain (loss) on forgiveness (extinguishment) of debt [Note 6]	—	(10,100)	238,940

Income from continuing operations before income taxes and non-controlling interests	102,748	67,274	116,495
Income taxes [Note 11]	52,840	32,502	—

Income from continuing operations before non-controlling interests	49,908	34,772	116,495
Non-controlling interests	(29,212)	27,187	45,894

Income from continuing operations	20,696	61,959	162,389
Loss from discontinued operations [Note 16]	(8,811)	(189,133)	(416,103)

Net income (loss)	$11,885	$(127,174)	$(253,714)

Deficit, beginning of year:	(1,255,449)	(1,126,015)	(843,739)
Interest paid in shares on convertible debentures	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(2,260)	(16,937)

Deficit, end of year	$(1,243,564)	$(1,255,449)	$(1,126,015)

Basic earnings (loss) per share [Note 10]
From continuing operations	0.21	0.66	38.59
From discontinued operations	(0.09)	(2.08)	(119.98)

Net earnings (loss)	$0.12	$(1.42)	$(81.39)
Diluted earnings (loss) per share [Note 10]
From continuing operations	0.20	0.66	20.21
From discontinued operations	(0.09)	(2.08)	(51.52)

Net earnings (loss)	$0.11	$(1.42)	$(31.31)

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2003	2002	2001

	[In thousands of U.S. dollars]
OPERATING ACTIVITIES
Income from continuing operations	$20,696	$61,959	$162,389
Reconciling items:
Depreciation and amortization	204,711	154,448	122,008
Non-cash financial expenses (recovery)	(3,266)	35,159	51,171
Non-controlling interests	29,212	(27,187)	(45,894)
Net loss (gain) on disposal of assets	(19,367)	528	10,741
Gains on Recapitalization, Units exchange and expiry	—	(91,655)	—
Gain on forgiveness of debt	—	—	(238,940)
Deferred income tax	4,140	4,201	—
Other non-cash items	14,968	442	(3,642)
Changes in operating assets and liabilities [Note 12]	1,677	(12,748)	(49,054)

Cash provided by operating activities	252,771	125,147	8,779

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(188,330)	(242,893)	(286,549)
Increase in ownership of subsidiaries	—	—	(23,239)
Proceeds from the sale of subsidiary’s shares [Note 4]	41,500	—	—
Other investments and advances	1,345	680	3,217

Cash used in investing activities	(145,485)	(242,213)	(306,571)

FINANCING ACTIVITIES [ Notes 8 and 12]
Repayment of short-term loans	(47,406)	(36,093)	(29,500)
Proceeds from Units issued, net of issue costs	—	—	248,591
Proceeds from issuance of common shares	9,498	—	—
Proceeds from Recapitalization, net of costs	—	41,202	15,169
Proceeds from subsidiary’s shares issued to non-controlling interests	18,879	29,930	65,779
Subsidiary’s distributions paid to non-controlling interests [Note 4]	(74,622)	(10,798)	—
Proceeds from issuance of long-term debt [Note 6]	317,120	333,557	114,106
Repayment of long-term debt [Note 6]	(223,868)	(250,498)	(25,705)
Payments made in notes exchange, including fees and costs	—	—	(55,838)
Deferred financing and other costs [Note 6]	(13,224)	(8,646)	—
Additions to short-term investments – Restricted [Note 6]	(28,125)	—	—

Cash provided by (used in) financing activities	(41,748)	98,654	332,602

Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)

Cash provided by (used in) continuing operations	71,260	(17,691)	34,182
Cash provided by (used in) discontinued operations [Note 16]	64,731	(7,063)	(79,397)

Increase (decrease) in cash and cash equivalents	135,991	(24,754)	(45,215)
Cash and cash equivalents, beginning of year	60,706	85,460	130,675

Cash and cash equivalents, end of year	$196,697	$60,706	$85,460

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. Description of Business

      The Company, either directly or indirectly, develops and operates wireless telecommunications networks. The Company currently has cellular operations in Romania and the Czech Republic. The Company has also been carrying on cellular operations in India which were sold in February 2004 [see Note 18]. The Company also sold its B-Band cellular joint venture operations and A-Band cellular operations in Brazil, on March 30, 2001 and on March 26, 2003, respectively. During 2001, the Company discontinued its SMR/ESMR services in Western Europe. [See Note 16].

      As at December 31, 2003, the Company together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V., [“TIWC”], had an 86.8% equity interest [85.6% in 2002] and a 95.3% [94.9% in 2002] voting interest in ClearWave N.V., [“ClearWave”]. As at December 31, 2003, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings B.V. [“MobiFon Holdings”], which owned 57.7% of the equity and voting rights [53.4% in 2002] of MobiFon S.A., [“MobiFon”] [See Notes 4 and 18]. ClearWave also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. [“TIW Czech”] which owned 96.25% of the equity and voting rights [95.46% in 2002] of Český Mobil a.s., [“Český Mobil”]. [See Notes 4 and 18].

      The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flow from operating activities.

      The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts it principal operations. The Company’s future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

2. Summary of Significant Accounting Policies

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. As further described in Note 17, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States and related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Investments

      Investments over which the Company exercises control are consolidated. Investments over which the Company has significant influence are accounted for using the equity method. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

      The effect of the change in the Company’s equity interest as a result of shares issued by subsidiaries to non-controlling interests enters into the determination of consolidated income (loss).

Use of Estimates

      The preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles in Canada requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Cash Equivalents

      Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term Investments

      Short-term investments are accounted for at the lower of cost and market value.

Inventories

      Inventories consist of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Property, Plant, Equipment and Licenses

      Property, plant, equipment and licenses are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Buildings	20 years
Network equipment and infrastructure	10 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Leasehold improvements	Term of the lease
Licenses	15 and 20 years

      When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income (loss) and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

      Interest is capitalized during the construction of the Company’s networks by allocating a portion of borrowing costs to the expenditures incurred on assets under construction.

Goodwill

      Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized. [See Note 3].

Financing Costs

      Share and equity instrument issue costs are recorded as a reduction of the related accounts. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Discontinued Operations

      The results of discontinued operations are included in the statement of income (loss) but reported separately for current and prior periods.

Income Taxes

      The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not account for differences that result from subsidiaries’ functional currency re-measurement.

Foreign Currency Translation

      The functional currency of the Company is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

      Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders’ equity.

      Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

      As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

      Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber Acquisition Costs

      The excess between the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising Costs

      Advertising costs are expensed as incurred.

Earnings per Share

      Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

the year. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options.

Earnings per Share

      Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities which have a dilutive effect. Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the year. Contingently issuable shares are not considered in the calculation of diluted earnings per share except for options.

Derivative Financial Instruments

      Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by the Company to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings.

Employee Stock-based Compensation Plan

      Compensation expense for options granted under the Company’s stock option plan subsequent to January 1, 2003 is recognized when stock options are issued to employees and directors with no cash settlement features. Such stock-based compensation expense and pro-forma disclosure of the stock-based compensation expense for all options issued under the Company’s option plans is determined using the fair value method and the fair value of the stock options is determined using the Black Scholes Option Pricing Model and is recognized over the vesting period of such options. Any consideration paid by employees or exercise of stock options or purchase is credited to share capital. [See Note 3].

3. Change in Canadian Accounting Policies

Goodwill

      Effective January 1, 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to net income (loss).

      The following table reconciles the reported net income (loss) and adjusted net income (loss) excluding amortization of goodwill:

	Year Ended December 31,

	2003	2002	2001

Reported net income (loss)	$11,885	$(127,174)	$(253,714)
Amortization of goodwill from continuing operations	—	—	2,607
Amortization of goodwill from discontinued operations	—		7,969

Adjusted net income (loss)	$11,885	$(127,174)	$(243,138)

Adjusted earnings (loss) per share
Basic	$0.12	$(1.42)	$(78.34)
Diluted	$0.11	$(1.42)	$(30.08)

Employee Stock-based Compensation

      As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, the Company changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company adopted these

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

      The compensation cost charged against income for the plan was $0.3 million for the year ended December 31, 2003 and this amount is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

      The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	5.02%
Dividend yield	Nil
Expected volatility	49.8%
Expected life	3.0 years

      When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

      As required by Section 3870, the Company provides pro-forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [See Note 7].

4. Investments and Other Assets

	As at December 31,

	2003	2002

Share of assets of Hexacom [Note 18]	$14,056	$9,980
Funds held in trust	6,784	5,518
Brazilian Cellular Operations [Note 16]	—	78,100
Other	1,010	4,265

	$21,850	$97,863

[a] Investments and Other Assets

Share of Assets of Hexacom

      The Company’s initial contribution in the capital of TIW Asia N.V., was satisfied by the transfer of its equity interest in Hexacom India Limited [“Hexacom”], an Indian cellular operator. Since the Company retains the risks and rewards of ownership of Hexacom, the Company’s share of Hexacom’s assets and liabilities continued to be presented separately subsequent to the contribution and the Company’s share of income of Hexacom is presented in a manner similar to equity method and classified within selling general and administrative expenses.

      On November 20, 2003, the Company acquired 70.3% of the outstanding shares of TIW Asia N.V., for 659,577 shares of the Company having a value of $4.7 million increasing its interest in TIW Asia N.V., to 99.9%. This transaction was accounted for using the purchase method and resulted in goodwill of $0.1 million after accounting for the cash contributions that were previously recorded as accounts payable. On December 12, 2003, the Company entered into an agreement to sell its 27.5% direct interest in Hexacom for total proceeds of $22.5 million. [See Note 18]. As a result, the assets and liabilities of Hexacom continue to be shown separately on the balance sheets because it is held as a long-lived asset to be disposed of by way of sale. The Company’s share in the liabilities of

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Hexacom totaled $3.6 million and $4.1 million as at December 31, 2003 and 2002, respectively and are included with other non-current liabilities. The Company’s shares of income in Hexacom amounts to $3.9 million, $2.9 million and $1.1 million in 2003, 2002 and 2001, respectively.

Funds Held in Trust

      On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount is included with investments and other assets. As at December 31, 2003, the trust’s assets consist of $3.4 million of marketable securities and $3.3 million of prepaid contingent employee taxes. On December 31, 2003, the Company gave notice to the trustee to terminate the trust and consequently, the Trust’s cash and cash equivalents reverted to the Company in January 2004 and the prepaid contingent taxes are expected to be received in early 2004.

[b] Investments and Divestitures

ClearWave

      On June 30, 2002, the remaining Units outstanding after the recapitalization described in Note 8, expired and the Company’s equity ownership in ClearWave which was previously 100% for accounting purposes decreased to 85.6%.

      On June 30, 2003, as a result of the cash received from the issuance of senior notes by MobiFon Holdings [See Note 6], ClearWave made distributions for an aggregate amount of $142.1 million of which $20.5 million was paid to non-controlling interests.

      On November 5, 2003, the Company acquired 1,009,300 class A subordinate voting shares of ClearWave in exchange for the issuance of 1,374,666 common shares of the Company having a value of $10.3 million. The 1,009,300 ClearWave class A shares acquired, represent a 1.2% equity interest and a 0.4% voting interest in ClearWave and increased the Company’s equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively. The acquisition was accounted for using the purchase method and resulted in the recording of $9.7 million of goodwill and a decrease in non-controlling interests of $0.6 million.

MobiFon

      On February 15, 2001, ClearWave acquired 5.7% of MobiFon’s outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through the issuance by the Company of Units and $5.0 million through a forgiveness of debt. The transactions were accounted for using the purchase method and goodwill amounting to $31.0 million was recorded on this transaction and ClearWave’s equity interest in MobiFon increased from 58.9% to 63.5%.

      During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to non-controlling interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million classified within current liabilities as at December 31, 2002, relating to such tender was distributed.

      In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. [See Note 18].

      In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.5% equity interest in MobiFon may require, the Company or ClearWave, at the Company’s option, to make an offer to acquire such minority shareholders’ unencumbered shares. One of such minority shareholders has a common significant shareholder with the Company. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of the Company at the Company’s option.

Český Mobil

      Following the capital calls of Český Mobil, in 2001 and 2002, in which the shareholders other than the Company’s subsidiary did not participate, the equity interest of TIW Czech in Český Mobil a.s., increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 17, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls. No goodwill resulted from these transactions.

      In July 2003, the shareholders of TIW Czech made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests.

      On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders’ receivables of $16.7 million and a net increase of $3.7 million of non-controlling interests.

      As a result of the ClearWave, MobiFon and Český Mobil transactions above, goodwill in the amounts of $18.7 and $31.0 million were recorded in 2003 and 2001, respectively.

      TIW Czech has a stock option and stock appreciation rights plan for employees of Český Mobil and the grant of options thereunder. After a vesting period, options issued in connection with this plan will allow, subject to an initial public offering or a change of control of TIW Czech (the “Events”) or Český Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the then fair value. The Company will record an expense, if any, in the period in which the Events become probable.

      At any time after December 3, 2004 the TIW Czech shareholders may initiate an orderly sale process. In that event, TIW Czech must use best efforts to sell TIW Czech as a going concern in a timely fashion. The Company has the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by the Company if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. The Company also has rights of first refusal on any sale of TIW Czech shares to third parties.

Others

      On September 27, 2001, the Company sold its interest in W-Aura, a wireless internet joint venture in Brazil and realized a loss on sale of investment of $9.3 million.

      On December 24, 2001, the Company decided to dispose of its paging operation in Mexico and relinquished its joint control of the investment. A loss of $5.6 million was recognized as a result of these actions.

[c] Cumulative Translation Adjustment

      The movement in the cumulative translation adjustment account of $3.6 million, reported as a component of the shareholders’ equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

30.12 Czech Koruna for one US dollar and 25.6 Czech Koruna for one US dollar as at December 31, 2002 and December 31, 2003, respectively.

5. Property, Plant and Equipment and Licenses

		Accumulated	Net carrying
	Cost	depreciation	value

As at December 31, 2003
Property, plant and equipment
Network equipment	$1,400,205	$456,276	$943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	244,254	149,866	94,388
Other equipment	29,515	19,865	9,650
Construction in progress	30,766	—	30,766

	$1,739,643	$637,586	$1,102,057

Licenses	145,627	55,987	89,640

As at December 31, 2002
Property, plant and equipment
Network equipment	$1,153,466	$298,721	$854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	194,440	106,537	87,903
Other equipment	27,343	16,062	11,281
Construction in progress	42,820	—	42,820

	$1,452,336	$430,036	$1,022,300

Licenses	140,581	45,988	94,593

      Included in buildings and leasehold improvements are assets with a net carrying value of $10.5 million as at December 31, 2003 [$11.2 million — 2002] that are financed through an obligation under a capital lease. [See Note 18].

      The Company has undertaken a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million ($3.0 million in 2002). Included in these amounts are asset writedowns amounting to $6.7 million ($1.6 million in 2002) for property, plant and equipment, the majority of which have already been removed from service.

6. Financing Arrangements

Short-term Credit Facilities

      As at December 31, 2003, MobiFon and Český Mobil have available uncommitted operating credit facilities totaling $20 million and €10.0 million [$12.6 million] respectively. The €10.0 million facilities consist of a €7.0 million and a €3.0 million facility. The €7.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The €3.0 million expired on January 19, 2004. MobiFon’s $9.0 million overdraft facility which permits up to $10.0 million in issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      As at December 31, 2003 and December 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities.

      The Company’s corporate credit facility, which amounted to $47.4 million as at December 31, 2002, has been fully reimbursed during 2003. The lending syndicate included affiliates of several of the Company’s then significant shareholders.

Long-Term Debt

	As at December 31,

	2003	2002

Corporate
14% Senior Guaranteed Notes	$—	$223,868
MobiFon Holdings, 12.5% Senior Notes, net of unamortized discount of $4,943 as at December 31, 2003	220,057	—
Equity subordinated debentures due December 31, 2006 [Note 8]	953	782
Other	530	550

	221,540	225,200

MobiFon
Syndicated senior credit facility	300,000	255,000
Sale and lease back financing [Note 18]	12,700	12,700

	312,700	267,700

Český Mobil
Syndicated senior credit facility
Tranche “A” [€269.1 million and Koruna 3.8 billion — 2003, €236.8 million and Koruna 3.3 billion — 2002]	486,593	358,191
Tranche “B” [€26.6 million and Koruna 1.7 billion — 2003 and 2002]	100,578	84,910

	587,171	443,101
Financing under supply contracts to be refinanced by the syndicated senior credit facilities [€25.9 million — 2002]	—	27,180

	587,171	470,281

	1,121,411	963,181
Less current portion	61,677	223,868

	$1,059,734	$739,313

14% Senior Guarantee Notes

      Prior to June 30, 2003, the Company redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of 14% Senior Guaranteed Notes due December 30, 2003 [“14% Notes”]. Accordingly, the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of this indenture this resulted in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the distribution of proceeds from the issuance of the Notes by MobiFon Holdings, described below and in Note 4, the Company redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes in August of 2003.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Senior Notes Issued by MobiFon Holdings

      On June 27, 2003, MobiFon Holdings closed a $225 million issue of 12.5% Senior Notes [“Notes”] by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as short-term restricted investments on the balance sheet, and $182.5 million was distributed to ClearWave. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rate on the short-term investments is 1.1%.

      The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding’s existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture.

      In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

      On November 17, 2003, the Notes were exchanged for substantially identical Notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

MobiFon

      On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

      The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including the Company, have encumbered their shares by way of pledge in favour of MobiFon’s lenders. The facility is also secured by substantially all of the assets of MobiFon.

      MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 is 6.6% [6.9% in 2002].

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Český Mobil

      The amounts due under certain supply contracts with telecommunication network equipment suppliers as at December 31, 2002 had been classified as long-term debt as repayments of such amounts were financed by drawings on the senior credit facility. These amounts were not subject to interest. As the syndicated senior credit facility has been fully drawn as of December 31, 2003, these amounts payable ($19.7 million as of December 31, 2003) are now classified with current liabilities.

      The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

      Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of the Company and of TIW Czech is participating in the lending syndicate.

      The facility is collateralized by a pledge of TIW Czech’s shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to the Company.

      Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million [$90.7 million] which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November 2005; €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November 2005. Český Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million [$75.8 million] on May 11, 2003. Český Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional EUR 10 million [$12.6 million] of Euro based debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

      The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions. Derivative financial instruments’ positions amount to $6.6 million and $11.3 million as at December 31, 2003 and 2002, respectively, and are included with other non current liabilities.

      Minimum annual principal repayments of long-term debt during the next five years as at December 31, 2003 are as follows:

2004	$61,677
2005	120,422
2006	160,705
2007	216,642
2008	241,330

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Covenants

      Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers.

7. Share Capital, Warrants and Additional Paid-In Capital

Authorized

      An unlimited number of Common Shares, the result of the May 17, 2002 amendment of the Articles of Incorporation to re-designate the Subordinate Voting Shares as Common Shares. Each Common Share carries the right to cast one vote. An unlimited number of non-voting Preferred Shares, issuable in series with rights and conditions as may be determined by the Board of Directors. Series 1 Preferred Shares are non-voting, convertible into Common Shares at the holder’s option on a five-for-one basis and rank pari passu with the Common Shares.

      In connection with its Recapitalization [See Note 8], on February 5, 2002, all of the Multiple Voting Shares issued were converted 1:1 into Common Shares and on May 17, 2002, the Articles of Incorporation of the Company were amended to eliminate the Multiple Voting Shares from the Company’s authorized Share Capital.

Issued

	Share Capital

	Series 1
	Preferred		Multiple		Common
	Shares		Voting Shares		Shares		Total

	#	$	#	$	#	$	$
Balance as at December 31, 2001	—	—	163,492	18,115	3,101,940	678,839	696,954
Recapitalization [Note 8]	35,000,000	21,438	(163,492)	(18,115)	90,332,430	356,318	359,641

Balance as at December 31, 2002	35,000,000	21,438	—	—	93,434,370	1,035,157	1,056,595
Issuances of shares for ClearWave acquisition [Note 4]					1,374,666	10,310	10,310

Issuances of shares for TIW Asia acquisition					659,577	4,674	4,674

Issuances of shares on exercise of options [Note 4]	—	—	—	—	2,566,574	9,498	9,498

Balance as at December 31, 2003	35,000,000	21,438	—	—	98,035,187	1,059,639	1,081,077

	Warrants and Additional Paid-In Capital

					Additional
	Special		2002/2003		Paid-in
	Warrants		Warrants		Capital

	#	$	#	$	$
Balance as at December 31, 2001	4,9000,00	14,502	—	—	—
Recapitalization [Note 8]	(4,9000,00)	(14,502)	6,898,197	2,231	243,958
Expiry of 2002 Warrants	—	—	(3,734,346)	(917)	917

Balance as at December 31, 2002	—	—	3,163,851	1,314	244,875

Expiry of 2003 Warrants	—	—	(3,163,851)	(1,314)	1,314
Stock-based compensation expense	—	—	—	—	308

Balance as at December 31, 2003	—	—	—	—	246,497

      On June 23, 2003, the Company’s shareholders adopted a special resolution approving a consolidation of the Company’s Common Shares on the basis of one post-consolidated share for five pre-consolidated shares. As a result, the exchange ratio of the then outstanding, Preferred Shares, 7% Equity Subordinate Debentures, and the number and

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars except share and per share data]

exercise price of all stock options issued under its stock option plan have also been adjusted to reflect the consolidation. All share and per share amounts as well as terms and conditions of debt and equity instruments included in the consolidated financial statements have been adjusted to reflect the share consolidation.

Stock Option Plan for Senior Executives, Key Employees and Directors

      The Company has a stock option plan [the “Plan”], to issue up to 10 million Common Shares at an exercise price not less than the market price on the date of grant. Unless otherwise decided by the Board of Directors essentially all of the options granted under the Plan may be exercised within a maximum period of five years following the date of grant, as follows: (i) on or after the first anniversary of the date of grant as to one-third of the optioned shares or any part thereof; (ii) on or after the second anniversary of the date of grant as to an additional one-third of the optioned shares or any part thereof; and (iii) on or after the third anniversary of the date of grant, as to the remaining third of the optioned shares or any part thereof.

      A summary of the status of the Company’s stock option plan is presented below:

	Options to Purchase
	Common Shares

	Number of	Weighted Average
	Options	Exercise Price

Outstanding, December 31, 2000	129,647	$371.82
Granted in 2001	20,956	91.89
Forfeited in 2001	(53,944)	311.71

Outstanding, December 31, 2001	96,659	326.23
Granted in 2002	9,414,005	4.11
Forfeited in 2002	(20,739)	288.08

Outstanding, December 31, 2002	9,489,925	7.16
Granted in 2003	3,350,400	8.01
Exercised in 2003	(2,566,574)	3.67
Forfeited in 2003	(3,280,370)	14.17

Outstanding, December 31, 2003	6,993,381	$5.36

      The following table summarizes information about stock options outstanding as at December 31, 2003:

	Options Outstanding			Options Exercisable

Range	Number	Weighted		Number
of	Outstanding as	Average	Weighted	Exercisable as	Weighted
Exercise	at December 31,	Contractual	Average	at December 31,	Average
Prices	2003	Life	Exercise Price	2003	Exercise Price

1.81 to 3.94	2,375,974	3.9 years	$2.15	408,681	$2.15
3.95 to 5.99	1,276,301	2.9 years	4.01	360,077	4.16
6.00 to 8.12	53,068	2.9 years	6.00	11,665	6.00
8.13 to 9.23	3,287,400	3.0 years	8.13	117,333	8.13
9.23 and greater	638	3.8 years	266.15	591	255.06

	6,993,381	3.3 years	$5.36	898,347	$3.95

      Prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plan. Had compensation cost been determined using the fair value based method at the date of grant for awards granted under the Employee Stock Option Plan, the Company’s pro-forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below and includes recapture of prior periods compensation expense due to the forfeiture of options by employees.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	2003	2002	2001

Pro-forma net income (loss)	$24,111	$(131,463)	$(252,973)
Pro-forma earnings (loss) per share:
Basic	0.23	(1.47)	(81.18)
Diluted	0.23	(1.47)	(31.26)

      These pro-forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

	2002	2001

Risk-free interest rate	8.52%	6.00%
Dividend yield	Nil	Nil
Expected volatility	44.8%	40.0%
Expected life	4.0 years	5.0 years

8. Recapitalization, Convertible Debentures and Units

      Between December 15, 2001 and March 13, 2002, the Company completed several transactions contemplated by an agreement between Telesystem Ltd., then the Company’s largest shareholder and certain of the Company’s other stakeholders (the “Recapitalization”).

Special Warrants

      On December 14, 2001, the Company issued 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting preferred share convertible into common equity of the Company at no additional cost (“Special Warrants”) for cash consideration of $14.5 million net of issuance costs of $0.5 million.

7% Equity Subordinate Debentures

      On February 5, 2002, the Company completed an issuer bid and amendment of substantially all of the 7.00% Equity Subordinate Debentures [“ESD”].

      A total of Cdn$150.0 million [$98.6 million] of ESD due February 15, 2002 were originally issued on February 15, 1999 for net cash proceeds of $95.8 million. The debentures bore interest at the rate of 7% per annum payable semi-annually, in August and February. Each debenture was convertible on maturity into Common Shares of the Company.

      Pursuant to a purchase offer and consent request, the Company paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, which expired unexercised, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which also expired unexercised, in exchange for substantially all of the EDSs. The difference in the carrying value of the ESDs acquired of $97.8 million and the fair value of the Common Shares [$30.2 million], Warrants [$0.4 million], and cash [$5.7 million] given totaling $36.3 million including expenses of $1.4 million, has been proportionately reflected as additional paid-in capital of $60.0 million and as a $1.5 million gain on redemption.

      The Company amended the ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for the right of the Company to convert the ESDs at maturity into Common Shares at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity by holders of the ESDs into Common Shares at a price of Cdn$22.00. Consequently, the Company has amended and reduced the remaining outstanding principal of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.24 million [$1.0 million] in principal amount.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7.75% Convertible Debentures

      On March 8, 2000, the Company issued $300.0 million of 7.75% Convertible Debentures (“CDs”) for net cash proceeds of $291.0 million. The CDs bore interest at the rate of 7.75% per annum payable semi-annually, commencing on September 9, 2000, at the option of the Company, in cash or securities including the repayment of principal at maturity.

      On February 5, 2002, the Company converted all of the CDs and the accrued and unpaid interest of $11.6 million due September 2001, for 30.9 million Common Shares. The Company has also issued warrants to certain holders to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which expired unexercised. The difference in value assigned to both the share issuance of $123.8 million and the fair value of warrants issued of $0.7 million and the carrying value of the CDs as at February 5, 2002, of $309.9 million, was recognized as additional paid-in-capital of $183.9 million, net of expenses of $2.5 million.

Units and Equity Financing

      On February 14, 2001, the Company issued 43.8 million Units, including 23.6 million to Telesystem Ltd, for proceeds of Cdn$396.5 million [$260.4 million] before issue costs of Cdn$18.2 million [$11.9 million] pursuant to an offer for sale under a rights issue to holders of the Company’s Multiple Voting and Common Shares. Each Unit consisted of one class A Subordinate Voting Share of ClearWave, and twenty five Units entitled the holder to acquire one Common Share of the Company for no additional consideration by tendering twenty five Units back to the Company at anytime on or prior to June 30, 2002 [the exchange option]. Holders of the Units were to be deemed to have exercised their exchange option if less than $100 million of the Units, based on the issuance price, had not been exercised. On February 15, 2001, the Company issued 2.1 million additional Units in connection with the acquisition of shares of MobiFon, held by minority shareholders as mentioned in Note 4 [b].

      In connection with the Company’s exchange offer to the holders of its outstanding Units and the financing commitments under the Recapitalization, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 4.9 million Special Warrants. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which expired unexercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which expired unexercised.

      On March 13, 2002, the Company converted all outstanding Special Warrants issued in connection with the Recapitalization into 35 million Series 1 Preferred Shares for no additional consideration.

      As a result of the above transactions, the Company realized a gain on exchange of Units, having a carrying value of $191.8 million, of $46.1 million net of expenses of $5.3 million and issued Common Shares, Preferred Shares and Warrants having a carrying value of $184.3 million, $21.4 million and $1.1 million, respectively. This Unit exchange resulted in an increase in the Company’s equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

      In addition, since the Units are no longer subject to the deemed conversion feature in accordance with a court judgment, rendered on February 4, 2002, the remaining Units were presented within current liabilities for accounting purposes until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interests and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized being the difference between the carrying value of the Units and the related ClearWave shares.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

9. Supplementary Information on Consolidated Statements of Income (Loss)

	For the years ended December 31,

	2003	2002	2001

Depreciation and amortization
Property, plant and equipment	$195,856	$146,273	$111,161
Licenses	8,855	8,175	7,968
Goodwill	—	—	2,879

	$204,711	$154,448	$122,008

Interest expense
Interest on long-term debt	$70,694	$88,782	$83,004
Amortization of deferred financing cost	6,990	7,511	6,361
Other interest and financial charges	15,558	9,909	31,892

	$93,242	$106,202	$121,257

      License amortization for the next five years is expected to be $8.8 million per year. Cost of equipment and cost of services are exclusive of depreciation and amortization, which are shown separately. Advertising costs were $37.2 million, $29.4 million and $25.0 million for 2003, 2002 and 2001, respectively.

Other Information

	2003	2002	2001

Allowance for doubtful accounts
Balance, beginning of year	$7,503	$8,510	$8,888
Bad debt expenses	9,740	7,368	10,495
Uncollectible accounts written off, net of recoveries	(8,947)	(8,375)	(10,873)

Balance, end of year	$8,296	$7,503	$8,510

10. Earnings per Share

      The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	For the years ended December 31,

	2003	2002	2001

Numerator
Income from continuing operations	$20,696	$61,959	$162,389
Interest paid in shares on convertible debentures	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(2,260)	(16,937)

Income from continuing operations — basic	20,696	59,699	133,827
Effect of conversion of all convertible debentures	—	—	29,269

Income from continuing operations — diluted	$20,696	$59,699	$163,096

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the years ended December 31,

	2003	2002	2001

	#	#	#
Denominator (in thousands)
Weighted average number of Common and Preferred Shares outstanding	101,156	91,006	3,468
Dilutive effect of options	2,264	—	—
Effect of conversion of all convertible debentures	—	—	2,757
Dilutive effect of Units	—	—	1,835

Weighted average number outstanding — diluted	103,420	91,006	8,060

11. Income Taxes

      Income tax expense in 2003 and 2002 of $52.8 million and $32.5 million relates primarily to Romanian taxes and is comprised of $48.7 million and $28.3 million of current income tax and $4.1 million and $4.2 million of deferred income tax, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except for those which relate to MobiFon which originate from differences in functional currency re-measurement. Significant components of the Company’s deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	As at December 31,

	2003	2002

Deferred tax assets
Loss carryforwards — Český Mobil	$31,892	$53,460
Loss carryforwards — Corporate	17,825	23,180
Carrying value of liabilities in excess of their tax value	327	3,506
Tax value of assets in excess of their carrying value	66,620	53,390

Total deferred tax assets	116,664	133,536
Valuation allowance	(116,337)	(130,030)

Deferred tax assets	327	3,506
Deferred tax liabilities
Carrying value of assets in excess of their tax value	(8,748)	(7,707)

Net deferred tax liabilities	$(8,421)	$(4,201)

      As at December 31, 2003, the Company had net operating loss carryforwards, which are available to reduce taxable income in future years, as follows:

	Český Mobil	Corporate	Total

Losses expiring:
2006	$35,100	$—	$35,100
2007	76,600	—	76,600
2008	4,400	—	4,400
2009	—	37,800	37,800
2010	—	8,400	8,400

	$116,100	$46,200	$162,300

      The tax loss carryforwards above are subject to finalization of the tax returns and the amount of such losses may be adjusted due to the utilization of other temporary differences. In aggregate, there is no impact on total temporary differences.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      In addition, the Company’s tax base of its investments in foreign affiliates exceeds the carrying value of these assets and is available to reduce future income tax on capital gains.

      The components of consolidated income from continuing operations before income taxes and non-controlling interests were as follows:

	2003	2002	2001

Corporate and other	$(23,337)	$31,539	$136,692
Romania	152,084	109,428	75,027
Czech Republic	(25,999)	(73,693)	(95,224)

	$102,748	$67,274	$116,495

      The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from continuing operations is as follows:

	For the years ended December 31,

	2003	2002	2001

Tax expense at statutory rate	$39,044	$25,734	$44,268
Tax deductible interest on convertible debentures	—	(1,000)	(10,800)
Differences in effective rate attributable to income taxes of other countries	(17,737)	(8,520)	(4,850)
Non taxable gains (deductible loss) on investments	(7,417)	—	4,082
Differences related to assets and liabilities re-measured from local currency into functional currency and other permanent differences	25,530	13,173	(1,415)
Valuation allowance	13,420	3,115	(31,285)

	$52,840	$32,502	$—

12. Supplementary Cash Flow Information

	For the years ended December 31,

	2003	2002	2001

Changes in operating assets and liabilities
Trade debtors	$(25,368)	$(9,811)	$(12,561)
Inventories	(5,902)	(647)	(1,940)
Prepaid expenses and other assets	4,829	(5,099)	2,879
Trade creditors and accrued liabilities	23,555	(3,289)	(49,655)
Deferred revenues	4,563	6,098	12,223

	$1,677	$(12,748)	$(49,054)

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the years ended December 31,

	2003	2002	2001

Significant non-cash investing and financing activities
Acquisition of property, plant and equipment financed under supply contracts in Český Mobil [Note 6]	19,668	27,180	58,505
Acquisition of additional subsidiaries’ shares in exchange for shares of the Company [Note 4]	14,984	—	—
Issuance of shares in connection with interest payments on convertible debentures	—	—	11,625
Issuance of shares, Units and forgiveness of debt in connection with the acquisition of MobiFon’s shares from s [Note 4]	—	—	17,297

Other cash flow information
Interest paid	76,282	75,631	66,132
Income tax paid	42,230	24,431	—

      The above significant non-cash activities exclude the non-cash Recapitalization transactions described in Note 8.

13. Segmented Information

      The Company has two reportable segments: operations in Romania and operations in the Czech Republic. The Company’s reportable segments are strategic business units that operate in different countries. They are managed separately because each business requires different marketing strategies.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on service revenues, operating income (loss) and operating income (loss) before depreciation and amortization.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      Information about the reportable segments, which is reconciled to consolidated operating income (loss), acquisitions and carrying value of property, plant and equipment, licenses and goodwill and total assets, is summarized as follows:

	For the year ended December 31, 2003

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$529,520	$385,388	$—	$914,908
Equipment	28,531	23,646	—	52,177

	558,051	409,034	—	967,085
Cost of services	104,714	163,494	—	268,208
Cost of equipment	53,301	36,053	—	89,354
Selling, general and administrative expenses	118,841	106,143	9,950	234,934
Depreciation and amortization	110,458	94,187	66	204,711

Operating income (loss)	$170,737	$9,157	$(10,016)	$169,878

Acquisitions of property, plant and equipment and licenses including unpaid acquisitions	$107,639	$69,748	$—	$177,387

Property, plant and equipment and licenses as at December 31, 2003	$503,940	$687,621	$136	$1,191,697

Goodwill as at December 31, 2003	$43,142	$14,077	$9,708	$66,927

Total assets as at December 31, 2003	$716,695	$820,646	$130,190	$1,667,531

Operating income (loss) before depreciation and amortization	$281,195	$103,344	$(9,950)	$374,589

	For the year ended December 31, 2002

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$425,567	$227,342	$—	$652,909
Equipment	21,214	20,331	—	41,545

	446,781	247,673	—	694,454
Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	9,707	183,463
Depreciation and amortization	86,919	67,367	162	154,448

Operating income (loss)	$144,627	$(47,172)	$(9,869)	$87,586

Acquisitions of property, plant and equipment and licenses including non-cash items	$100,336	$106,560	$57	$206,953

Property, plant and equipment and licenses as at December 31, 2002	$508,219	$608,215	$459	$1,116,893

Goodwill as at December 31, 2002	$47,523	$5,083	$—	$52,606

Total assets as at December 31, 2002	$660,341	$665,575	$115,712	$1,441,628

Operating income (loss) before depreciation and amortization	$231,546	$20,195	$(9,707)	$242,034

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	For the year ended December 31, 2001

		Czech	Corporate
	Romania	Republic	and other	Total

Revenues
Services	$359,868	$125,928	$9,434	$495,230
Equipment	12,475	18,037	483	30,995

	372,343	143,965	9,917	526,225
Cost of services	69,835	97,275	4,129	171,239
Cost of equipment	27,236	22,323	747	50,306
Selling, general and administrative expenses	88,836	65,921	28,356	183,113
Depreciation and amortization	77,791	42,562	1,655	122,008

Operating income (loss)	$108,645	$(84,116)	$(24,970)	$(441)

Acquisitions of property, plant and equipment and licenses including non-cash items	$125,262	$109,211	$172	$234,645

Operating income (loss) before depreciation and amortization	$186,436	$(41,554)	$(23,315)	$121,567

      Corporate and other includes revenues generated in 2001 from the Company’s paging operations in Mexico which was disposed of in 2001.

14. Other Commitments and Contingencies

Commitments under Long-term Operating Leases

      The future minimum lease payments for the next 5 years under operating leases and relate primarily to properties and sites are as follows:

2004	$24,003
2005	18,596
2006	18,165
2007	16,900
2008	14,000

Total	$91,664

      Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $19.6 million, $14.1 and $12.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

      In addition, according to the lease agreements with certain lessors, MobiFon is committed to issue bank guarantees in aggregate value of $3.0 million in 2003, to cover the lessor against any proven claims for the Company’s non-performance of its contractual obligations during the building construction period and lease term.

      The Company’s operating subsidiaries have purchase commitments of approximately $22.3 million with network equipment and systems support providers.

      As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period whichever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $1.7 million has been incurred during 2003 and $3.4 million in 2002.

      Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligation and the associated exit costs will be provided for when such liabilities arise.

Product Warranties

      In 2003, Český Mobil began to offer a guarantee on certain handsets sold to its subscribers for a term of one year following the expiry of the suppliers’ one year warranty. The Company’s policy to record an estimated warranty cost at the time the handset is sold is based on prior history. As at December 31, 2003, an amount of $0.3 million was provided for in relation to this warranty.

License Agreements

      The Company’s operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company’s operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory Claims

      In the normal course of business, the Company’s operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings currently in progress will not be materially adverse to the Company.

15. Financial Instruments

Fair Value

      The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, trade creditors, accrued liabilities, amounts receivable from and payable to non-controlling interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

      The fair value of the portion of MobiFon’s senior credit facility for which the interest rate has been fixed approximates $100.9 million [$94.8 million in 2002]. The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transactions in Romania [See Note 18]. The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $258.8 million and 9.4% respectively. [See Note 17[f] for the fair value of derivative financial instruments].

      The carrying amounts of short-term loans and other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Interest Rate Risk

      The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Credit Risk

      The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Currency Risk

      MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian lei. As at December 31, 2003, the net monetary position held in Romanian lei and expressed in U.S. dollars was $10.6. million [$13.3 million as at December 31, 2002].

16. Discontinued Operations

      Discontinued Operations consist of the following:

      ESMR/SMR Operations: On July 27, 2001, a subsidiary of the Company, Dolphin Telecom plc [“Dolphin”] and certain of its subsidiaries initiated legal proceedings to reach compromises with its creditors with the intent to utilize this process to restructure its balance sheet and to propose company voluntary arrangements to creditors. An administration order was made by the court and representatives from the firm Kroll Phillips have been appointed administrators of Dolphin. The financial position and results of operations of Dolphin up to July 27, 2001 have been reported in these financial statements as discontinued operations.

      Brazilian Cellular Operations: On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest. On March 26, 2003, the Company completed the sale of its discontinued Brazilian Cellular operations for gross proceeds of $70 million and settled or terminated all litigation related to such interest. Although all such litigation has now been settled or terminated as part of the sale of the Company’s interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, the Company may be subject to future claims in relation to its past equity participation in Telpart.

      For the year ended December 31, 2003, the loss from discontinued operations amounts to $8.8 million and represents the difference in the net proceeds and the net carrying value of the Company’s Brazilian Cellular Operations. For the year ended December 31, 2002, the loss from discontinued operations amounted to $189.1 million and is related to Brazilian cellular operations. For the year ended December 31, 2001, the loss from discontinued operations amounted to $416.1 million of which $446.8 million and an income of $30.7 million respectively, related to ESMR/SMR operations and Brazilian cellular operations. The ESMR/SMR operations included an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian cellular operations included a net gain of $95.4 million from the sale on March 31, 2001 of the Company’s 16.3% equity interest in its two Brazilian B-Band joint ventures, for cash proceeds of $153.3 million. It also included a loss of $15.5 million related to the estimated loss of operations and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation accounts as the Company estimated that such amount would not be recovered from the sale of the Company’s A-Band operations in Brazil. The loss from discontinued operations is presented net of income tax expense of nil in 2003, $0.1 million in 2002 and a recovery of $30.7 million in 2001.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

      The revenues and operating income (loss) from discontinued operations are as follows:

	For the years ended December 31,

	2003	2002	2001

ESMR/SMR Operations
Revenues	$—	$—	$45,834
Operating loss	—	—	(425,377)

Brazilian Cellular Operations
Revenues	—	144,653	318,532
Operating income (loss)	$—	$18,828	$(50,304)

17. United States Generally Accepted Accounting Principles

      These financial statements were prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”]. The following material adjustments to the Company’s financial statements would be required to conform with accounting principles generally accepted in the United States [“U.S. GAAP”]:

Reconciliation of Consolidated Income (Loss)

	For the years ended December 31,

	2003	2002	2001

Income from continuing operations under Canadian GAAP	$20,696	$61,959	$162,389
Gain on recapitalization [Note 17 [c]]	—	244,607	—
Accounting for forgiveness of debt [Note 17 [g]]	40,991	41,506	(82,497)
Convertible debentures [Note 17 [d]]	—	(3,329)	(25,709)

Income from continuing operations under U.S. GAAP	61,687	344,743	54,183

Loss from discontinued operations under Canadian GAAP	(8,811)	(189,133)	(416,103)
Discontinued operations — [Note 17 [h]]	—	(41,983)	41,983

Loss from discontinued operations under U.S. GAAP	(8,811)	(231,116)	(374,120)

Net income (loss) under U.S. GAAP	$52,876	$113,627	$(319,937)

Basic earnings (loss) per share:
Income from continuing operations	0.61	3.80	15.60
Discontinued operations	(0.09)	(2.54)	(107.90)

Net earnings (loss)	$0.52	$1.26	$(92.30)

Diluted earnings (loss) per share:
Income from continuing operations	0.60	3.80	10.45
Discontinued operations	(0.09)	(2.54)	(46.41)

Net earnings (loss)	$0.51	$1.26	$(35.96)

Reconciliation of Consolidated Cash Flow Captions

      There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Reconciliation of Consolidated Balance Sheets

	As at December 31,

	2003	2003		2003	2002
	Canadian GAAP	Adjustments		U.S. GAAP	U.S. GAAP

ASSETS
Current assets	$358,617	$733	[f]	$359,350	$154,710

Property plant and equipment	1,102,057	—		1,102,057	1,022,300
Licenses	89,640	—		89,640	94,593
Goodwill	66,927	—		66,927	52,606
Deferred financing costs	28,440	(1,285	) [f]	27,155	18,023
Investments and other assets	21,850	(3,600	) [b]	18,250	93,389

	$1,667,531	$(4,152)		$1,663,379	$1,435,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$283,539	$(1,433)[f]		$282,106	$435,399

Long-term debt	1,059,734	—		1,059,734	777,652
Deferred income tax liabilities	8,691	—		8,691	5,211
Other non-current liabilities	10,204	(3,600)[b]		36,404	46,751
		29,800	[f]
Non-controlling interests	213,590	(22,301)[f]		191,289	168,837

Shareholders’ equity
Share capital	1,081,077	—		1,081,077	1,056,595
Additional paid-in-capital	246,497	(243,958)[c]		81,194	79,572
		78,655	[a]
Warrants	—	—		—	1,314
Deficit	(1,243,564)	243,958	[c]	(1,078,261)	(1,131,137)
		(78,655)[a]
Other comprehensive income:
Cumulative translation adjustment	7,763	—		7,763	4,202
Fair value of derivative instrument	—	(6,618)[f]		(6,618)	(8,775)

Total shareholders’ equity	91,773	(6,618)		85,155	1,771

Total liabilities and shareholders’ equity	$1,667,531	$(4,152)		$1,663,379	$1,435,621

[a] Convertible Shares

      In 1997, under U.S. GAAP, shares that were convertible based on a conversion factor which depended upon the level of the annual internal rate of return on funds invested in equity, required that the excess, if any, of the estimated fair market value of the shares over their carrying value be recorded as an expense over the vesting period, when it became probable that they would be converted. In 1997, an amount of $78.7 million was expensed for U.S. GAAP purposes, with a corresponding increase in additional paid-in capital. This transaction was a non-cash transaction with no effect on cash flows and total equity of the Company.

[b] Investments in Joint Ventures

      The Company accounts for investments in joint ventures using the proportionate consolidation method. Under U.S. GAAP, such investments are accounted for using the equity method. This results in reclassifications of balance sheet captions which are illustrated in the balance sheet reconciliation as presented above. Such reclassification has no impact on net income (loss) and shareholders’ equity.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

[c] Recapitalization Plan

      Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[d] Convertible Debentures and Units

7% Equity Subordinate Debentures

      Under Canadian GAAP, the debt component of the 7% Equity Subordinate Debentures due February 15, 2002 was determined and accounted for separately from the equity component. The debt component was determined by discounting the semi-annual interest coupons at the Company’s prevailing borrowing market rate for debt without such conversion features. Interest expense has been computed at the discount rate on the debt component. Under Canadian GAAP, debt issue costs were proportionally allocated between the debt and equity components. The costs related to the debt component are being amortized over the term of the debt.

7.75% Convertible Equity Debentures

      Under Canadian GAAP, the entirety of the 7.75% Convertible Equity Debentures has been classified as equity as the Company has the option to pay both interest and principal through the issuance of additional Subordinate Voting Shares. The related issue costs were allocated against equity.

      Under U.S. GAAP, both debentures would be considered debt and their related issue costs would be deferred and amortized over the term of the debt. Interest expense would consist of the coupon rates of interest of 7% and 7.75% and the unrealized foreign currency gains or losses arising from the translation of the debt would be included in income as they arise. The impact on net loss for the years ended December 31, 2002 and 2001 and on shareholders’ equity as at December 31, 2002 and 2001 under U.S. GAAP has been determined as follows:

	For the years ended
	December 31,

	2002	2001

Additional interest expense	$(2,902)	$(29,390)
Amortization of additional deferred financing costs	(185)	(1,888)
Foreign currency translation gain (loss)	(242)	5,569

Impact on net loss	(3,329)	(25,709)
Prior years’ impact on net loss	(57,549)	(31,840)
Cumulative interest paid in shares on convertible debenture charged to deficit	23,288	23,288
Cumulative accretion of equity component of convertible debentures charged to deficit	36,933	34,673
Equity component of convertible debentures	—	(405,195)
Net change as a result of recapitalization[c]	657	—

Impact on shareholders’ equity (end of year)	$—	$(404,783)

[e] FAS 130 “Comprehensive Income”

      U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

comprehensive income must be reported in the financial statements in the period in which they are recognized. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.

	For the years ended December 31,

	2003	2002	2001

Net income (loss) under U.S. GAAP	$52,876	$113,627	$(319,937)
Foreign currency translation adjustment	3,561	113,774	43,198
Cumulative effect of change in accounting principle for derivatives and hedging activities	—	—	(1,318)
Change in fair value of derivative financial instruments [f]	2,157	(2,014)	(5,443)

Comprehensive income (loss) under U.S. GAAP	$58,594	$225,387	$(283,500)

[f] Accounting for Derivative Instruments and Hedging Activities

      Effective January 1, 2001, the Company adopted FAS 133, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income net of tax and minority interest and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. All of the Company’s derivatives, which are described in Note 6, that are designated as hedges at December 31, 2003 are designated as cash flow hedges.

      For the years ended December 31, 2003 and 2002 and 2001, the change in the fair value of the Company’s cash flow hedges totaled $10.3 million, $13.9 million and $30.8 million, of which $4.7 million, $1.9 million and $9.5 million was reflected under Canadian and U.S. GAAP in income against the change in carrying value of the related hedged foreign currency debt. The remaining change in fair value, under U.S. GAAP was reflected in Other Comprehensive Income since the Company’s assessment of the hedging relationship revealed no ineffectiveness. This remaining change, net of taxes and minority interest in 2003, 2002 and 2001 was $2.2 million, $2.0 million and $6.8 million, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001.

[g] Gain on Forgiveness of Debt

      Under Canadian GAAP, the gain on the Senior Notes exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred costs less the face value of the new debt and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments including interest and contingent additional payments relative to the 14% Notes specified by the terms are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the terms of the 14% Notes will be accounted for as reductions of the carrying amount of the 14% Notes and no interest expense will be recognized on the 14% Notes for any period between the restructuring and maturity of the 14% Notes.

[h] Discontinued Operations

      Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets (“FAS 144”). Under FAS 144, the discontinued operations of Brazilian Cellular Operations continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian Cellular

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Operations occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in 2002 under U.S. GAAP.

18. Subsequent Events

Sale of Hexacom

      As announced on December 12, 2003, the Company accepted a binding offer to sell the 27.5% direct interest it holds in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders’ Agreement. In 2004, the Company’s co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer.

Acquisition of Shares in MobiFon and TIW Czech

      On February 10, 2004, the Company entered into a definitive agreement to acquire from a minority shareholder 5.9% of MobiFon previously sold in March 2003 [See Note 4] in exchange for the issuance of 12,971,119 common shares of the Company’s treasury stock. Upon the closing of the transaction, the Company will increase its ultimate equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders’ pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At a minimum, the Company will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of the Company. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech agreed to sell to the Company some of its shares in TIW Czech.

      The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 additional common shares of the Company. The Company would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. These transactions will be accounted for using the purchase method.

      The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing — MobiFon

      On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases [see Notes 5 and 6]. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

Acquisition of Shares in ClearWave

      On March 4, 2004, the Company entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders in consideration for a combination of Common shares and cash. The Class A Subordinate voting shares of ClearWave to be acquired represent a 13.0% equity interest and a 4.6% voting interest in ClearWave. As a result of these transactions, the Company’s direct and indirect equity and voting interest in ClearWave will increase to 99.8% and 99.9% respectively. This transaction is

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003 and 2002
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

conditional on the closing of an equity offering which includes a secondary and a primary portion, in which the Company raises sufficient funds to satisfy the cash components of the transaction.

      The cash consideration portion of the transaction will be equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the secondary offering and will be paid on that number of Class A subordinate voting shares of ClearWave held by the ClearWave shareholders, or the pro rata share number, equal to approximately 13.77% of the number of shares sold by the selling shareholders under the offering. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave shareholders will be purchased in exchange for the Company’s Common Shares, on the basis of one Class A subordinate voting shares for 1.362 Common Shares, unless the ClearWave shareholders exercise their option to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the equity offering, after deducting a discount of 10%. This transaction would be accounted for using the purchase method.

19. Comparative Figures

      Certain comparative figures were reclassified to conform to the presentation adopted in 2003.